Exhibit 99.1

King Reports Fourth Quarter and Full Year 2014 Results,

Announces Special Dividend of $0.94 per Share

•	Gross bookings increased 20% in 2014 to $2.4 billion, led by strong performance of franchise games

•	Full year adjusted EBITDA increased 15% to $950 million; reports sixth consecutive quarter with adjusted EBITDA margin of more than 40% and full year 2014 adjusted EBITDA margin of 42%

•	Network grew to record levels in Daily Active Users, Monthly Active Users, and Monthly Unique Users in fourth quarter 2014; reached a new quarterly high of 1.5 billion average daily game plays

•	$661 million net cash generated from operating activities in 2014; ended year with $964 million cash and cash equivalents

•	Begins repurchasing shares under $150 million open market repurchase program; announces special dividend of $0.94 per share, approximately $300 million in aggregate

•	Announces agreement to acquire Z2Live, Inc., a proven game development company, to bolster efforts to diversify into new genres

London and New York, February 12, 2015 – King Digital Entertainment plc (“King” or the “Company”) (NYSE: KING), a leading interactive entertainment company for the mobile world, today reported financial results for the fourth quarter and full year ended December 31, 2014.

“Our full year and fourth quarter 2014 results demonstrate the strength of our franchises, the extraordinary power of our massive player network and our ability to repeatedly launch new top grossing games,” said King CEO, Riccardo Zacconi. “This is evident in the strong performance of our most recent launch, Candy Crush Soda Saga, which soared to the top of the mobile download list and became a top 10 grossing game worldwide on Apple’s App Store and Google Play Store very quickly after its launch according to App Annie. We are pleased with this recent success and look forward to continuing to deliver innovative games and features to delight our players in 2015 and beyond.”

Financial Summary and Key Performance Metrics (in millions, except per share and per user data)

	Three Months Ended		Years Ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Non-GAAP Results
Gross bookings	$586.3	$632.1	$2,382.4	$1,979.8
Adjusted revenue	$559.2	$601.4	$2,283.6	$1,889.6
Adjusted EBITDA	$237.3	$269.0	$950.2	$824.7
Adjusted EBITDA margin	42%	45%	42%	44%
Capital expenditures	$17.2	$8.4	$41.0	$23.0
Adjusted profit	$184.2	$204.9	$737.8	$647.2
Adjusted EPS	$0.57	$0.64	$2.30	$2.00
GAAP Results
Revenue	$545.6	$601.7	$2,260.2	$1,884.3
Profit	$140.6	$159.2	$574.9	$567.6
Diluted EPS	$0.44	$0.50	$1.79	$1.75
Net cash generated from operating activities	$154.6	$293.4	$661.3	$685.5
Cash and cash equivalents at end of period	$964.0	$408.7	$964.0	$408.7
Key Performance Metrics
Daily active users (DAUs)	149	124	142	86
Monthly active users (MAUs)	533	408	499	293
Monthly unique users (MUUs)	356	304	350	217
Monthly unique payers (MUPs)	8.344	12.165	9.824	9.903
Monthly gross average bookings per paying user (MGABPPU)	$23.42	$17.32	$20.21	$16.66

Full Year 2014 Highlights

•	Gross bookings increased 20% to $2.4 billion, led by strong performance of the franchises

•	Accelerated development pace with five new games launched on mobile platforms and three new games on Facebook, up from two mobile and three Facebook games launched in 2013

•	Of the five mobile games launched, four became top 15 grossing games in the U.S., our largest market

•	Full year adjusted EBITDA increased 15% to $950 million; full year adjusted EBITDA margin of 42%

•	Net cash generated from operating activities in 2014 of $661 million; ended year with $964 million cash and cash equivalents

•	Paid $364 million dividends during the year and initiated a $150 million share repurchase program

Fourth Quarter 2014 Highlights

•	Launched fifth mobile title of the year, Candy Crush Soda Saga, in November, returning the Candy Crush franchise to sequential growth in Daily Active Users (DAUs)

•	Network grew to record levels in DAUs, Monthly Active Users (MAUs), and Monthly Unique Users (MUUs) and reached a new quarterly high of 1.5 billion average daily game plays

•	Non-Candy Crush Saga[1] titles generated $324 million, or 55% of total gross bookings in fourth quarter 2014, an increase of 137% year over year and up from 22% of gross bookings in fourth quarter 2013

•	Three King games were top 10 grossing games on Apple App Store (U.S.) and four were top 10 grossing games on Google Play Store (U.S.) for fourth quarter 2014

•	Reported sixth consecutive quarter with adjusted EBITDA margin of more than 40%, and 10% or $21 million sequential growth in adjusted EBITDA to $237 million

Full Year 2014 Results Summary

Gross Bookings and Revenue

•	Gross bookings were $2.382 billion in 2014, representing a year over year increase of $403 million or 20%.

•	Revenue was $2.260 billion in 2014, representing a year over year increase of $376 million or 20%.

Adjusted EBITDA

•	Adjusted EBITDA was $950 million in 2014, representing a year over year increase of $126 million or 15%.

Profit

•	Profit for the year was $575 million, representing a year over year increase of $7 million or 1%.

Cash and Cash Equivalents

•	Cash and cash equivalents at the end of the year were $964 million, a year over year increase of $555 million, primarily resulting from net cash generated from operating activities of $661 million in 2014.

•	Cash and cash equivalents at December 31, 2014 is net of $364 million in dividends paid during the year.

Fourth Quarter 2014 Results Summary

Gross Bookings and Revenue

•	Gross bookings were $586 million for fourth quarter 2014, representing a sequential increase of $42 million, or 8%, and a year over year decrease of $46 million, or 7%. In fourth quarter 2014, 78% of gross bookings were derived from our mobile audience.

•	Gross bookings from games other than Candy Crush Saga[1] were $324 million for fourth quarter 2014, representing a sequential increase of $60 million, or 23%, and a year over year increase of $187 million, or 137%.

[1]	“Non-Candy Crush Saga gross bookings” or “gross bookings from games other than Candy Crush Saga” represents total gross bookings (including Candy Crush Soda Saga) less gross bookings from Candy Crush Saga.

•	Gross bookings from mobile platforms increased 10% sequentially to $459 million in fourth quarter 2014, and remained flat year over year. Gross bookings from web platforms were sequentially flat at $126 million in fourth quarter 2014, and decreased 26% year over year.

•	Revenue was $546 million for fourth quarter 2014, representing a sequential increase of $31 million, or 6%, and a year over year decrease of $56 million, or 9%, as compared to third quarter 2014 and fourth quarter 2013, respectively.

•	The increases in both gross bookings and revenue from third quarter 2014 to fourth quarter 2014 were primarily due to increased gross bookings related to our newer games, partially offset by lower gross bookings related to our more mature games. Additionally, we experienced increases in monetization during the holiday periods. The sequential increase in revenue was also partially offset by increased deferred revenue related to the continued transition to virtual currency in our mobile portfolio during the fourth quarter as well as players in our more mature games holding virtual currency over longer periods of time.

Adjusted EBITDA

•	Fourth quarter 2014 adjusted EBITDA was $237 million, representing an increase of $21 million, or 10%, compared to third quarter 2014 primarily due to higher gross bookings as well as a funded game development project completed in the period, partially offset by higher cost of services related to the increase in gross bookings, a planned increase in marketing spend to support newly launched games as well as an increase in research and development as we continue to focus on expanding and enhancing our game portfolio.

•	Fourth quarter adjusted EBITDA decreased $32 million, or 12%, compared to fourth quarter 2013.

Profit

•	Profit was $141 million for fourth quarter 2014, remaining flat compared to third quarter 2014.

•	Fourth quarter 2014 profit decreased by $19 million or 12% compared to fourth quarter 2013.

Cash and Cash Equivalents

•	Cash and cash equivalents were $964 million at December 31, 2014, after a $147 million special dividend payment on October 22, 2014

Network Reach

•	Network reach rose to record quarterly highs for MUUs, MAUs and DAUs in fourth quarter 2014.

•	MUUs were 356 million in fourth quarter 2014, up 8 million, or 2%, from third quarter 2014, and up 52 million, or 17%, from fourth quarter 2013.

•	MAUs were 533 million in fourth quarter 2014, up 38 million, or 8%, from third quarter 2014, and up 125 million, or 31%, from fourth quarter 2013.

•	DAUs were 149 million in fourth quarter 2014, up 12 million, or 9%, from third quarter 2014, and up 25 million, or 20%, from fourth quarter 2013.

•	The sequential increases in network reach metrics were due to an increase in our mobile players, which was primarily driven by newer games, and partially offset by a decline in our Facebook players. The higher growth in MAUs relative to growth in MUUs indicates a higher portion of players are playing more than one of our games, which we believe is primarily due to our active cross-promotion efforts.

Monetization

•	Monthly Unique Payers (MUPs) in fourth quarter 2014 were 8.3 million, down 0.3 million, or 4%, from third quarter 2014, and down 3.8 million, or 31%, from fourth quarter 2013.

•	The decline in MUPs can be attributed to the adoption of virtual currency by most of our payers starting in the latter part of third quarter 2014 and continuing throughout fourth quarter 2014. Virtual currency creates the opportunity to transact at higher amounts and therefore reduces the number of transactions captured in a period. Additionally, there was a decline in the number of payers who pay in one game partially offset, as the quarter progressed, by an increase in payers who pay in more than one game.

•	Monthly Gross Average Bookings per Paying User (MGABPPU) increased to $23.42 in fourth quarter 2014, up $2.50, or 12%, from third quarter 2014, and up $6.10, or 35%, from fourth quarter 2013. The increase in MGABPPU reflects a higher portion of our payers who are paying in more than one game. Additionally, the increased use of virtual currency in our games, which creates the opportunity to transact at higher amounts, had a positive impact on our MGABPPU during the period.

Share Repurchase Program

On January 29, 2015, the Company received requisite shareholder approvals for the share repurchase program which the Board of Directors had previously approved for a maximum of $150 million of the Company’s ordinary shares to be effected through open market purchases.

Between January 29, 2015 and February 11, 2015, we repurchased an aggregate of 745,997 shares for $10 million under this program.

Z2 Acquisition

On February 6, 2015, the Company signed an agreement, to acquire Z2Live, Inc. (“Z2”), a game development company based in Seattle, Washington. Total consideration for the acquisition consists of $45 million in cash, and up to $105 million of additional cash linked to future events including revenues generated by certain games launched by Z2 over a specific period, to be paid annually over a three-year period following the acquisition date.

Through this acquisition, the Company will incorporate a proven team focused on contributing to our diversification into new genres. Z2 will be our first game studio in the United States.

This acquisition is subject to the satisfaction or waiver of customary conditions, including regulatory approval in the United States, and is expected to be completed no later than the end of first quarter 2015.

Special Dividend

The Company’s Board of Directors declared a special dividend to shareholders of $0.94 per share or approximately $300 million in aggregate payable to shareholders of record on March 4, 2015. The dividend is expected to be paid on March 24, 2015.

Outlook

The following forward-looking statement reflects King’s expectations as of February 12, 2015:

Based on recent results and our insights to date, the Company expects gross bookings of $575 million to $600 million in first quarter 2015. As we look toward the full year, we expect the general shape of quarterly gross bookings in 2015 to be similar to 2014, with the second and third quarters being softer periods than the first and fourth.

Conference Call Information

King will host a conference call today, February 12, 2015 at 4:30 p.m. Eastern Time to discuss King’s results as well as forward-looking information about King’s business. Listeners may access the live conference call via a dial-in number or audio webcast.

Conference call details are:

U.S. callers: +1 877-201-0168

International callers: +1 647-788-4901

Conference ID: 63259584

The conference call will be simultaneously webcast at http://investor.king.com, where listeners can also access King’s earnings press release and slide presentation.

Following the call, a replay of the webcast will be available at the same website. A telephonic replay will also be available for one week following the conference call at +1 855-859-2056 (U.S. callers), or +1 404-537-3406 (International callers), conference ID: 63259584.

About King

King Digital Entertainment plc (NYSE: KING) is a leading interactive entertainment company for the mobile world. It has a network of 356 million monthly unique users as of fourth quarter 2014, and offers more than 195 exclusive games in over 200 countries and regions through its king.com and royalgames.com websites, Facebook, and mobile distribution platforms such as the Apple App Store, Google Play Store and Amazon Appstore. King has game studios in Stockholm, Bucharest, Malmö, London, Barcelona, Berlin and Singapore along with offices in San Francisco, Malta, Seoul, Tokyo and Shanghai.

Forward Looking Statements

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of King Digital Entertainment plc, future game releases, our acquisition of Z2Live, Inc., and our share repurchase program, are forward-looking statements. King has based these forward-looking statements on its estimates and assumptions as of the date of this release. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the fact that a relatively small number of games continue to account for a substantial majority of our revenue and gross bookings, and declines in popularity of these games could harm our financial results; our ability to develop new games and enhance existing games in a timely manner; our ability to effectively manage our growth; revenues and gross bookings from new games may not be sufficient to offset declines in revenues and gross bookings in more mature games; market acceptance of new games and enhancements to existing games; intense competition in our industry; our reliance on the casual game format and the success of our efforts to expand beyond the casual format; our need to anticipate and successfully develop games for new technologies, platforms and devices; fluctuations in our quarterly operating results and other key metrics; reliance on various third-party platforms; reliance on key personnel; our share price and changing market conditions for our ordinary shares; acquisition-related risks, including our ability to integrate our recent acquisitions, the impact of unforeseen integration issues, our ability to retain the key personnel of the acquired businesses, and unknown liabilities; unforeseen difficulties in developing and introducing new games from acquired companies and customer acceptance of such games; general economic conditions and their impact on consumer spending and our share price; the continued effectiveness of our marketing programs; risks associated with operating and offering games in multiple jurisdictions as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in King’s Securities and Exchange Commission filings and reports, including in the Form 6-K filed by the Company on November 7, 2014, the Form 20-F to be filed on February 13, 2015, and future filings and reports by the Company. In addition, King operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for King management to predict all risks, nor can King assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that King may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. King does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in King’s expectations.

Non-GAAP and Other Financial Measures

King uses International Financial Reporting Standards (“IFRS”). In addition to IFRS financials, this release includes certain financial measures not based on IFRS, including gross bookings, adjusted revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted profit and adjusted EPS. These non-GAAP measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The non-GAAP financial measures used by King may differ from the non-GAAP financial measures used by other companies, and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Some limitations of the non-GAAP financial measures we use are listed below:

Gross Bookings: Gross bookings is a non-GAAP financial measure that is not calculated in accordance with IFRS. Gross bookings is the economic benefit collected from the sale of virtual items and for access to skill tournaments. The Company uses gross bookings to evaluate the results of operations, generate future operating plans and assess performance. While King believes that this non-GAAP financial measure provides a meaningful measurement of the business performance during a particular period because it measures the total cash spend by players in the period, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with IFRS. In addition, other companies, including companies within our industry, may calculate gross bookings differently or not at all, which reduces its usefulness as a comparative measure.

Adjusted Revenue: Adjusted revenue is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted revenue as revenue adjusted to include changes in deferred revenue. King believes that adjusted revenue is a useful metric for calculating adjusted EBITDA margin and understanding our operating results and ongoing profitability.

Adjusted EBITDA and Adjusted EBITDA Margin: Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures that are not calculated in accordance with IFRS. King defines adjusted EBITDA as profit (loss), adjusted for income tax expense (credit), foreign currency exchange loss (gain), acquisition-related expense (including acquisition-related contingent consideration fair value adjustments and other acquisition-related adjustments), non-operating (income) expense, net finance (income) costs, depreciation, amortization, share-based and other equity-related compensation (including social security charges associated therewith) and changes in deferred revenue. King defines adjusted EBITDA margin as adjusted EBITDA as a percentage of adjusted revenue. King believes that adjusted EBITDA and adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because it permits investors to evaluate our recurring profitability from our ongoing operating activities. King also uses these measures internally to establish forecasts, budgets and operational goals and to manage and monitor our business, as well as evaluating our ongoing and historical performance. Adjusted EBITDA and adjusted EBITDA margin have certain limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. Other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

Capital Expenditures: King defines capital expenditures as the amount paid in the period for the purchase of property, plant and equipment, and intangible assets. King monitors capital expenditures as a measure of the amount we have invested in maintaining or growing the scope of our business. Other companies, including companies in our industry, may calculate capital expenditures differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted Profit: Adjusted profit is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted profit as profit (loss), adjusted for share-based and other equity-related compensation (including social security charges associated therewith), changes in deferred revenue, acquisition-related (income) expense (including acquisition-related contingent consideration fair value adjustments and other acquisition-related adjustments) and amortization of acquired intangible assets. Other companies, including companies in our industry, may calculate adjusted profit differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted EPS: Adjusted EPS is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted EPS as adjusted profit divided by the diluted weighted average number of ordinary shares in issue during the period.

Reconciliations of these non-GAAP measures to the most directly comparable IFRS measure are included in the accompanying tables.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Contacts

Investors:	Media:
Alice Ryder, VP of Investor Relations	Susannah Clark, VP of Communications
ir@king.com	press@king.com

Brunswick Group
kingteam@brunswickgroup.com

KING DIGITAL ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended
	December 31, 2014	December 31, 2013
Revenue	$545,617	$601,715
Other income	9,163	—
Costs and expenses*
Cost of revenue	174,774	189,207
Research and development	48,533	48,519
Sales and marketing	107,763	106,262
General and administrative	37,075	50,025

Total costs and expenses	368,145	394,013

Other gains (losses)	17,645	(927)
Net finance (costs) income	(196)	54

Profit before tax	204,084	206,829
Income tax expense	63,467	47,583

Profit	$140,617	$159,246

Earnings per share attributable to the equity holders of the Company during the period:
Basic earnings per share	$0.45	$0.52
Diluted earnings per share	$0.44	$0.50
Weighted average number of shares used in computing earnings per share:
Basic	315,207	305,404
Diluted	322,203	319,085
* Includes share-based and other equity-related compensation expense as follows:

Cost of revenue	$507	$1,538
Research and development	11,623	32,631
Sales and marketing	2,042	2,503
General and administrative	12,927	22,927

Total share-based and other equity-related compensation expense	$27,099	$59,599

KING DIGITAL ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Years Ended
	December 31, 2014	December 31, 2013
Revenue	$2,260,241	$1,884,301
Other income	9,163	—
Costs and expenses*
Cost of revenue	716,743	584,358
Research and development	177,934	110,502
Sales and marketing	455,408	376,898
General and administrative	184,236	95,667

Total costs and expenses	1,534,321	1,167,425

Other gains (losses)	34,100	(870)
Net finance costs	(905)	(1,731)

Profit before tax	768,278	714,275
Income tax expense	193,427	146,681

Profit	$574,851	$567,594

Earnings per share attributable to the equity holders of the Company during the year:
Basic earnings per share	$1.86	$1.86
Diluted earnings per share	$1.79	$1.75
Weighted average number of shares used in computing earnings per share:
Basic	309,120	305,468
Diluted	320,301	323,788
* Includes share-based and other equity-related compensation expense as follows:

Cost of revenue	$5,709	$4,583
Research and development	63,992	62,493
Sales and marketing	11,712	3,617
General and administrative	85,876	25,373

Total share-based and other equity-related compensation expense	$167,289	$96,066

KING DIGITAL ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

(unaudited)

	Years Ended
	December 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$963,972	$408,695
Trade and other receivables	228,392	221,550
Income tax receivable	103,748	1,379

Total current assets	1,296,112	631,624
Non current assets
Intangible assets, net	48,587	9,239
Property, plant and equipment, net	34,310	14,258
Deferred tax assets	14,733	47,440
Income tax receivable	38,431	103,534
Other deposits	9,604	5,437

Total non current assets	145,665	179,908

Total assets	$1,441,777	$811,532

Liabilities and shareholders’ equity
Current liabilities
Trade and other payables	137,638	176,776
Deferred revenue	34,310	10,942
Income tax liabilities	232,637	118,728
Provision for other liabilities	—	15,513

Total current liabilities	404,585	321,959
Non current liabilities
Deferred tax liabilities	669	17
Income tax liabilities	51,589	120,903
Provision for other liabilities	3,055	1,266
Other non current liabilities	13,000	—

Total non current liabilities	68,313	122,186

Total liabilities	$472,898	$444,145

Shareholders’ equity
Share capital	78	65
Other reserves	456,499	65,995
Retained earnings	512,302	301,327

Total shareholders’ equity	968,879	367,387

Total liabilities and shareholders’ equity	$1,441,777	$811,532

KING DIGITAL ENTERTAINMENT PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Years Ended
	December 31,	December 31,
	2014	2013
Cash flows from operating activities
Profit for the year	$574,851	$567,594
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	14,845	6,363
Equity settled share-based payments	116,877	19,263
Unrealized foreign currency exchange (gain) loss	(32,835)	1,362
Loss on disposal of property, plant and equipment & intangible assets & derecognition of intangible assets	1,055	169
Net finance costs	905	1,731
Income tax expense	193,427	146,681
Change in fair value of contingent consideration	(4,000)	—
Change in deferred revenue	23,368	5,261
Change in provisions	(15,513)	15,513
Changes in operating assets and liabilities:
Trade receivable	4,020	(180,221)
Prepayments, other receivables, current and non current assets	(15,505)	(12,581)
Trade payable	(5,488)	17,677
Accrued expenses and other liabilities	(44,130)	125,425

Cash generated from operations	811,877	714,237
Interest received	275	150
Finance costs paid	(1,020)	(1,881)
Income tax paid, net of refunds	(149,847)	(26,964)

Net cash generated from operating activities	661,285	685,542
Cash flows from investing activities
Purchase of intangible assets	(9,729)	(7,611)
Purchase of property, plant and equipment	(31,274)	(15,347)
Purchase of business, net of cash acquired	(17,969)	—

Net cash used in investing activities	(58,972)	(22,958)
Cash flows from financing activities
Payment of dividends	(363,876)	(286,719)
Proceeds from initial public offering	329,404	—
Repurchase of the company’s share capital	(1,240)	—
Proceeds from issuance of share capital	—	40
Proceeds from exercise of share options and employee share plan	3,062	—

Net cash used in financing activities	(32,650)	(286,679)

Net increase in cash and cash equivalents	569,663	375,905

Cash and cash equivalents at the beginning of the year	408,695	27,912
Exchange gains (losses) on cash and cash equivalents	(14,386)	4,878

Cash and cash equivalents at the end of the year	$963,972	$408,695

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended
	December 31,	December 31,
	2014	2013
Reconciliation of Revenue to Gross Bookings:
Revenue	$545,617	$601,715
Sales tax	27,406	31,530
Other revenue	(1,820)	(2,442)
Movement in player wallet and other adjustments	1,496	1,599
Change in deferred revenue	13,583	(276)

Gross bookings	$586,282	$632,126

Reconciliation of Revenue to Adjusted Revenue:
Revenue	$545,617	$601,715
Change in deferred revenue	13,583	(276)

Adjusted revenue	$559,200	$601,439

Reconciliation of Profit to Adjusted EBITDA:
Profit	$140,617	$159,246
Add:
Income tax expense	63,467	47,583
Foreign currency exchange loss (gain)	(15,145)	927
Acquisition-related expense	464	—
Non-operating (income) expense	1,510	(239)
Net finance (income) costs	196	(54)
Share-based and other equity-related compensation	27,099	59,599
Change in deferred revenue	13,583	(276)
Depreciation and amortization	5,553	2,186

Adjusted EBITDA	$237,344	$268,972

Adjusted EBITDA margin	42%	45%

Reconciliation of Profit to Adjusted Profit:
Profit	$140,617	$159,246
Add:
Share-based and other equity-related compensation	27,099	59,599
Acquisition-related expense	464	—
Change in deferred revenue	13,583	(276)
Amortization of acquired intangible assets	461	30
Tax effect of adjustments	1,960	(13,748)

Adjusted profit	$184,184	$204,851

Reconciliation of Adjusted EPS:
Adjusted profit	$184,184	$204,851
Diluted weighted average number of ordinary shares	322,203	319,085
Adjusted EPS	$0.57	$0.64

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands, except per share amounts)

(unaudited)

	Years Ended
	December 31,	December 31,
	2014	2013
Reconciliation of Revenue to Gross Bookings:
Revenue	$2,260,241	$1,884,301
Sales tax	101,665	99,688
Other revenue	(8,648)	(14,917)
Movement in player wallet and other adjustments	5,755	5,483
Change in deferred revenue	23,368	5,266

Gross bookings	$2,382,381	$1,979,821

Reconciliation of Revenue to Adjusted Revenue:
Revenue	$2,260,241	$1,884,301
Change in deferred revenue	23,368	5,266

Adjusted revenue	$2,283,609	$1,889,567

Reconciliation of Profit to Adjusted EBITDA:
Profit	$574,851	$567,594
Add:
Income tax expense	193,427	146,681
Foreign currency exchange loss (gain)	(29,100)	870
Acquisition-related expense	4,248	—
Non-operating expense	413	171
Net finance costs	905	1,731
Share-based and other equity-related compensation	167,289	96,066
Change in deferred revenue	23,368	5,266
Depreciation and amortization	14,845	6,363

Adjusted EBITDA	$950,246	$824,742

Adjusted EBITDA margin	42%	44%

Reconciliation of Profit to Adjusted Profit:
Profit	$574,851	$567,594
Add:
Share-based and other equity-related compensation	167,289	96,066
Acquisition-related expense	4,248	—
Change in deferred revenue	23,368	5,266
Amortization of acquired intangible assets	745	120
Tax effect of adjustments	(32,744)	(21,822)

Adjusted profit	$737,757	$647,224

Reconciliation of Adjusted EPS:
Adjusted profit	$737,757	$647,224
Diluted weighted average number of ordinary shares	320,301	323,788
Adjusted EPS	$2.30	$2.00

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands)

(unaudited)

Three Months Ended
September 30, 2014
Reconciliation of Revenue to Gross Bookings:
Revenue	$514,352
Sales tax	20,972
Other revenue	(1,901)
Movement in player wallet and other adjustments	1,495
Change in deferred revenue	9,001

Gross bookings	$543,919

Reconciliation of Profit to Adjusted EBITDA:
Profit	$141,665
Add:
Income tax expense	45,779
Foreign currency exchange gain	(16,072)
Acquisition-related expense	3,784
Non-operating income	(2,500)
Net finance costs	177
Share-based and other equity-related compensation	30,762
Change in deferred revenue	9,001
Depreciation and amortization	3,473

Adjusted EBITDA	$216,069

Adjusted EBITDA margin	41%